CORRESP for the SEC letter on July 27, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

Augest 3, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     David Link
     Michael Killoy
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1/A
    Filed June 30, 2016
    File No. 333-210916

The follow contents are in response to the SEC letter on July 27, 2016 for the Registration Satement on Form S-1/A:

Prospectus Cover Page

1. We note your statement that "we will not receive any proceeds from the sale of shares by the selling stockholders." We also note your statement that "all these class A common shares will be sold by the Corporation." Please revise your disclosure to clarify whether there will be any sales of securities by selling stockholders.

We remove that "we will not receive any proceeds from the sale of shares by the selling stockholders." There won't be any sales of securities by selling stockholders.

We amended the Prospectus (3) in page 3 of Form S-1/A on August 3, 2016.

2. Please revise to indicate whether there is currently a market for the securities.

We amended the Prospectus (3) in page 3 of Form S-1/A on August 3, 2016.

3. We note your statement that "the securities offered will be listed on OTC Markets." Please revise to add disclosure indicating that there is no guarantee that the company shares will be listed on the OTC Markets. Please revise your disclosure as appropriate.

We amended the Prospectus (7) in page 3 of Form S-1/A on August 3, 2016.

4. Please revise to disclose the date on which the offer expires. See Item 501(b)(8)(iii) of Regulation S-K.

The date on which the offer expires will be 45 days after the Form S-1 will be effective.

We amended the Prospectus (7) in page 3 of Form S-1/A on August 3, 2016.

5. Please disclose the date of the prospectus on the cover page.

The date of the prospectus is August 3, 2016.

We amended the Prospectus (7) in page 3 of Form S-1/A on August 3, 2016.

Prospectus Summary, page 5

6. Please revise the summary to provide a brief overview of the key aspects of the offering include the company's business. In this regard, please carefully consider and identify those aspects of the offering that are most significant and determine how best to highlight those points, in clear, plain language. See Instruction to Item 503(a) of Regulation S-K.

We amended the Prospectus Summary in page 5 of Form S-1/A on August 3, 2016.

7. Please include a complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

We amended the Prospectus Summary in page 5 of Form S-1/A on August 3, 2016.

Risk Factors, page 5

8. Most of your risk factors are vague and do not identify a specific risk to you or this offering. Please revise your risk factors to include risks specific to you and how they will affect your company. For each risk factor, please include a subheading that states the material risk and consequences should the risk materialize and narrative disclosure that explains such risk in more detail. Refer to Item 503(c) of Regulation S-K.

We amended the Risk Factors 1 and 2 in page 5 of Form S-1/A on August 3, 2016.

9. Please revise to address the specific risks to the company that arise from trading in the spot gold and spot silver markets.

We amended the Risk Factors 3 in page 6 of Form S-1/A on August 3, 2016.

10. Please revise to indicate the amount and percentage of securities owned by the management of the company.

We amended the Risk Factors 2(5) in page 5 of Form S-1/A on August 3, 2016.

The Corporation Dependence on LarisonInc, page 5

11. Please revise to clarify the risk being described. Also clarify the company's relationship with Larson Inc. File the agreement between the company and Larson Inc. as an exhibit to the registration statement or advise us why the agreement does not have to be filed pursuant to Item 601 of Regulation S-K. We may have further comment.

We amended the Risk Factors 2(6) in page 5 of Form S-1/A on August 3, 2016.

Many factors can affect the price of gold and silver, page 6

12. Revise to address the risk being described.

We amended the Risk Factors 2(7) in page 6 of Form S-1/A on August 3, 2016.

If the Broker Companies will Go Bankrupt, page 6

13. Please revise to clarify the risk to investors.

We amended the Risk Factors 2(8) in page 6 of Form S-1/A on August 3, 2016.

Use of Proceeds, page 6

14. We note your statement that "we will use all the working capital to trading the spot gold and the spot silver." Please revise to clarify your statement.

We amended the Use of Proceeds 2 in page 6 of Form S-1/A on August 3, 2016.

15. We note you state "there is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering." We also note that your Use of Proceeds table has a column titled "If Minimum Sold Amount". Please revise to reconcile these statements.

We amended the Use of Proceeds 1 in page 6 of Form S-1/A on August 3, 2016.

16. We note your statements that "the Corporation isn't having or won't anticipates having within the next 12 months any cash flow or liquidity problems" and "Proceeds from this offering will satisfy the corporation's cash requirements for the next 12 months ... won't be necessary to raise additional funds for the next 12 months,..." We also note that the company only has $40 cash as of March 31, 2016. Please provide us with the basis for your statement that the company will not have any liquidity problems or have to raise additional funds in the next 12 months or revise your disclosure as appropriate.

We amended the Use of Proceeds 9 in page 6and the Use of Proceeds 10 in page 7 of Form S-1/A on August 3, 2016.

Determination of Offering Price, page 7

17. Please move the discussion of net tangible book value in paragraph 3 to the Dilution section.

We move the discussion of net tangible book value in paragraph 3 to the Dilution section.

We amended the Dilution 2 in page 8 of Form S-1/A on August 3, 2016.

18. We do not understand your disclosure in. Please revise as appropriate.

We removed the paragraph 6 in page 7 of Form S-1/A on August 3, 2016.

Dilution, page 8

19. We note your statement that "dilution ... won't take place upon the shares distribution." Please provide us with your calculations which support your statement that there is no dilution to investors from the issuance of the shares. We may have further comment.

We amended the Dilution 2 in page 8 of Form S-1/A on August 3, 2016.

20. Please revise to indicate the net tangible book value per share prior to the distribution.

We amended the Dilution 3 in page 8 of Form S-1/A on August 3, 2016.

Plan of Distribution, page 8

21. Please revise to disclose the plan of distribution of the Class A common shares. Disclose the persons that will be offering the securities, such as officers or directors, and their compensation for selling the securities, if any. Refer to Item 508 of Regulation S-K for guidance.

We amended the Plan of Distribution 1 in page 8 of Form S-1/A on August 3, 2016.

22. Please further explain the relationship, described here and elsewhere, between your company and Larison Inc.

We amended the Plan of Distribution2 in page 8 of Form S-1/A on August 3, 2016.

23. Given your disclosure on the cover page that there are no underwriters, please revise your disclosure in the paragraphs numbered 5, 6, 7 and the underwriter's compensation table as appropriate.

We removed or amended the Plan of Distribution5, 6, 7 and the underwriter's compensation table in page 8 of Form S-1/A on August 3, 2016.

Please see the amended contents of the Plan of Distribution 1 in page 8 of Form S-1/A on August 3, 2016.

Description of Securities to be registered, page 8

24. Please revise to provide the description of securities required by Item 202(a) of Regulation S-K.

We amended the Description of Securities to be registered in page 8 of Form S-1/A on August 3, 2016.

Description of Business, page 9

25. Please revise to clearly describe your business of trading the spot gold and spot silver in more detail

We amended the Description of Business 4 in page 9 of Form S-1/A on August 3, 2016.

26. Please provide a description of BullionVault Service System. Please include a description of how your company will use the system.

We amended the Description of Business 4 in page 9 of Form S-1/A on August 3, 2016.

27. We note your statement that the corporation will try to reduce any investing and trading risk. Please revise your disclosure to address how the company plans to reduce its investing and trading risk. Also revise the appropriate disclosure in the Management's Discussion and Analysis section.

We amended the Description of Business 7 in page 9 of Form S-1/A on August 3, 2016.

We amended the Management's Discussion and Analysis in page 13 of Form S-1/A on August 3, 2016.

28. Please describe the competitive business conditions and your company's competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

We amended the Description of Business 10 in page 10 of Form S-1/A on August 3, 2016.

29. Please describe the effect of governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

We amended the Description of Business 11 in page 10 of Form S-1/A on August 3, 2016.

30. Please provide the number of total employees and number of full- time employees. See Item 101(h)(4)(xii) of Regulation S-K.

We amended the Description of Business 12 in page 10 of Form S-1/A on August 3, 2016.

31. Please include the information required by Item 101(h)(5) of Regulation S-K.

We amended the Description of Business 13 in page 10 of Form S-1/A on August 3, 2016.

Mark for Common Equity and Related Stockholder Matters, page 10

32. We note your statement that "WanjunXie own directly 100% shares of the Corporation." We also note that Note 5 to the Financial Statements states "there are no shares of common stocks outstanding as of March 31, 2016." Please reconcile your statements as appropriate.

We amended the Market for Common Equity and Related Stockholder Matters3 and 4 in page 10 of Form S-1/A on August 3, 2016.

Mark for Common Equity and Related Stockholder Matters

Financial Statements, page 10

33. Please amend to include the report from your independent registered public accounting firm with the financial statements and related footnotes in the filing, rather than as an exhibit. See Item 11(e) of Form S-1.

We amended the Financial Statements in page 10 of Form S-1/A on August 3, 2016.

Balance Sheets, page 10

Statements of Cash Flows, page 11

34. Please disclose in a footnote the nature of the investing assets included on your balance sheet and your accounting treatment for them under U.S. GAAP. Please also tell us whythese investments are characterized as a purchase of property and equipment in the cash flow statement.

We amended the Financial Statements in page 11 of Form S-1/A on August 3, 2016.

We amended Notes to the Financial Statements in page 11 of Form S-1/A on August 3, 2016.

Management's Discussion and Analysis, page 13

35. Please describe the specific international circumstances, the analysis and prediction of the corporation which has impacted your business operations. Please also disclose if you consider these to be a known trend or uncertainty that you reasonable expect will have a material impact on the company's liquidity, capital resources or results of operations. See Item 303(a) of Regulation S-K and SEC Interpretive Release 33-8350 Section III.B.(3) available on the SEC website.

We amended the Management's Discussion and Analysis in page 13 of Form S-1/A on August 3, 2016.

Plan of Operation and Milestones, page 15

36. Please revise to clarify the meaning of your statement that "LarisonInc will grant its fund to support the Corporation."

We amended the Plan of Operation and Milestones in page 15 of Form S-1/A on August 3, 2016.

37. Please revise to include a more detailed plan of operations for the next twelve months including the timing of each of the noted steps in your business plan over the next 3 months, 6 months, 9 months, and 12 months. Your revisions should also clarify the priority in which you will seek to accomplish each step. Finally, provide an approximate timeframe to the point of generating revenues.

We amended the Plan of Operation and Milestones in page 15 of Form S-1/A on August 3, 2016.

Directors, Executive Officers, Promoters and Control Persons, page 17

38. We note your statement in your Business section that the management of the corporation has more than 24 years of management experience in the company's business. Please revise Mr. Xie's business experience to clearly describe his prior experience in the spot gold and spot silver trading markets.

We amended the Directors, Executive Officers, Promoters and Control Persons in page 17 of Form S-1/A on August 3, 2016.

39. Please clarify if Mr. Xie has experience in running a public company.

We amended the Directors, Executive Officers, Promoters and Control Persons in page 17 of Form S-1/A on August 3, 2016.

40. We note your statement that "now, WanjunXie is self-employed." Please clarify whether WanjunXie continues to be employed by China Democracy Party Foundation

We amended the Directors, Executive Officers, Promoters and Control Persons in page 17 of Form S-1/A on August 3, 2016.

Security Ownership of Certain Beneficial Owners and Management, page

41. Please revise your disclosure to comply with Item 403 of Regulation S-K.

We amended the Security Ownership of Certain Beneficial Owners and Management in page 17 of Form S-1/A on August 3, 2016.

Certain Relationships and Related Transactions, p. 17

42. We note the disclosure in Note 6 of your financial statements. Please provide the disclosure required by Item 404(d) of Regulation S-K for this transaction.

We amended the Certain Relationships and Related Transactions 1 in page 17 of Form S-1/A on August 3, 2016.

We amended notes to the Financial Statement in page 17 of Form S-1/A on August 3, 2016.

43. We note the relationship between Mr. Xie with Larison Inc. and Blueville Inc. Please provide the disclosure required under Item 404(d) of Regulation S-K regarding this agreement. Specifically address the amount of Mr. Xie's ownership of Blueville Inc. and the material terms of the agreement.

We amended the Certain Relationships and Related Transactions 2 and 3 in page 17 of Form S-1/A on August 3, 2016.

Part II

44. Please clearly separate the disclosure in Part II of the registration statement from the disclosure in Part I of the registration statement. Refer to Form S-1.

We amended the Part I in page 3 of Form S-1/A on August 3, 2016.

We amended the Part II in page 18 of Form S-1/A on August 3, 2016.

Other Expenses of Issuance and Distribution, page 18

45. Please revise to provide the information required by Item 511 of Regulation S-K. We note your SEC filing fee on your facing page.

We amended the Other Expenses of Issuance and Distribution in page 18 of Form S-1/A on August 3, 2016.

Indemnification of Directors and Officers, page 18

46. Please provide the information required by Item 702 of Regulation S-K.

We amended the Indemnification of Directors and Officers in page 18 of Form S-1/A on August 3, 2016.

Recent Sales of Unregistered Securities, page 18

47. We note the disclosure in your beneficial ownership table that states Mr. Xie as owning 100% of the class of securities. Please provide the information required by Item 701 of Regulation S-K.

We amended the Market for Common Equity and Related stockholder Matters 3 and 4 in page 10 of Form S-1/A on August 3, 2016.

We amended the Recent Sales of Unregistered Securities 3 and 4 in page 10 of Form S-1/A on August 3, 2016.

Exhibits, page 18

48. Please file a legality opinion. See Item 601 of Regulation S-K.

We amended the Exhibitsin page 18 of Form S-1/A on August 3, 2016.

49. Please revise to include a currently dated consent from your independent registered public accounting firm. See Item 601(b)(23) of Regulation S-K.

We amended the Exhibits in page 18 of Form S-1/A on August 3, 2016.

Undertakings, page18

50. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

We amended theUndertakingsin page 18 of Form S-1/A on August 3, 2016.

Signature page

51. Please revise your signature page to include the capacities WanjunXie has signed in along with his signature following the statement that "this registration statement has been signed by the following persons in the capacities and on the dates indicated."

We amended the Signature in page 18 of Form S-1/A on August 3, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: Augest 3, 2016